EXHIBIT 12.2

PSEG POWER LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Years Ended
	March 31,		December 31,
	2016	2015	2015	2014	2013	2012	2011
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$321	$569	$1,367	$1,251	$1,063	$1,099	$1,703
(Income) Loss from Equity Investees, net of Distributions	2	1	1	3	(10)	(6)	(12)
Fixed Charges	34	38	152	150	143	164	208
Capitalized Interest	(4)	1	(1)	1	1	(6)	(10)
Total Earnings	$353	$609	$1,519	$1,405	$1,197	$1,251	$1,889
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$33	$37	$148	$146	$139	$161	$205
Interest Factor in Rentals	1	1	4	4	4	3	3
Total Fixed Charges	$34	$38	$152	$150	$143	$164	$208

Ratio of Earnings to Fixed Charges	10.38	16.03	9.99	9.37	8.37	7.63	9.08

(A)
The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity method investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) an estimate of interest implicit in rentals.